Blue Ridge Bankshares, Inc.

July 28, 2016

By EDGAR

Jessica Livingston

Staff Attorney

Office of Financial Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Blue Ridge Bankshares, Inc.
Offering Statement on Form 1-A
Filed May 19, 2016
File No. 024-10554

Dear Ms. Livingston:

Pursuant to Rule 252 of Regulation A, and in connection with the above-referenced Offering Circular on Form 1-A, Blue Ridge Bankshares, Inc. (the “Company”) hereby requests that such Offering Circular on Form 1-A be qualified on August 2, 2016 at 10:00 a.m., Eastern Time, or as soon thereafter as practicable.

The Company hereby confirms that the offering will take place in one or more states pursuant to an exemption from registration under, but otherwise in compliance with, any applicable state securities law. The Company also hereby confirms that it has filed a registration statement related to the offering with the State of New York on Form M-11 and the Company has been advised by the State of New York Investor Protection Bureau that such registration was effective as of July 21, 2016.

In connection with this request, the Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Scott H. Richter of LeClairRyan, A Professional Corporation at (804) 343-4079 if you have any questions. In addition, please notify Mr. Richter when this request has been granted.

Very truly yours,

Blue Ridge Bankshares, Inc.

By:	/s/ Brian K. Plum
Brian K. Plum
President and Chief Executive Officer

cc: Scott H. Richter, Esq.